File No. 70-9577

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                            WASHINGTON, D.C. 20549

                 ------------------------------------------
                 AMENDMENT NO. 9 (POST-EFFECTIVE AMENDMENT NO. 7)
                                       TO
                      FORM U-1 APPLICATION-DECLARATION
                                   UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 --------------------------------------------

                                  Cinergy Corp.
                         Cinergy Global Resources, Inc.
                         Cinergy Capital & Trading, Inc.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                    (Name of companies filing this statement and address of principal executive offices)

                                  Cinergy Corp.
                    (Name of top registered holding company)

                                Wendy L. Aumiller
                                Acting Treasurer
                                  Cinergy Corp.
                                (address above)
                     (Name and address of agent for service)





                       Please direct communications to:
                        George Dwight II/ Senior Counsel
                               Cinergy Corp.
                              (address above)
                             513-287-2643 (ph)
                             513-287-3810 (f)
                             gdwight@cinergy.com

William C. Weeden                                    William T. Baker, Jr.
Skadden Arps Slate Meagher & Flom                    Thelen Reid & Priest LLP
1400 New York Avenue, N.W.                           40 West 57th Street
Washington, D.C.  20005                              New York, New York  10019
202-371-7877 (ph)                                    212-603-2106 (ph)
202-371-7012 (f)                                     212-603-2001 (f)
wweeden@skadden.com                                  wbaker@thelenreid.com



The post-effective amendment in this docket filed on January 15, 2002 is hereby amended and restated in its entirety (exclusive of the exhibits filed therewith) to read as follows:


Item 1.  Description of Proposed Transactions

         A.       Background:  Original Application; Prior Orders

         In November 1999, Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and certain of its subsidiaries, filed the initial application-declaration in this file (such document, including the amendments thereto filed prior to the Commission's most recent order herein dated May 18, 2001, the "Original Application"), which proposed comprehensive new financing authority for Cinergy, including with respect to investments in "exempt wholesale generators" as defined in Section 32 of the Act ("EWGs") and "foreign utility companies" as defined in Section 33 of the Act ("FUCOs" and together with EWGs, "EWG/FUCO Projects"), intended to supersede authority granted under various prior orders. Specifically, over a five-year period, subject to the terms and conditions specified in the Original Application, Cinergy proposed the following transactions:

         1. New Financing Authority. Cinergy requested authority (i) to increase its total capitalization (excluding retained earnings and accumulated other comprehensive income) by $7,000,000,000, through the issuance and/or sale of any combination of debt or equity securities, whether directly or through one or more special-purpose subsidiaries, and (ii) to increase the level of its guarantees outstanding at any time to $2,000,000,000. Under the new financing authority, Cinergy proposed to apply proceeds to, among other purposes, investments in EWG/FUCO Projects, as follows.

         2. EWG/FUCO Projects Limit. Cinergy's "aggregate investment" in EWG/FUCO Projects (as defined in Rule 53(a) under the Act) would not exceed the sum of (i) an amount equal to 100% of Cinergy's "consolidated retained earnings" (as defined in Rule 53(a) under the Act) plus (ii) $2,000,000,000, excluding any investments subject to the Restructuring Limit, defined below ("EWG/FUCO Projects Limit").

         3. Restructuring Limit. With respect solely to the transfer of Cinergy's utility subsidiaries' generating assets to one or more EWG affiliates ("Restructuring Subsidiaries"), Cinergy's aggregate investment in Restructuring Subsidiaries would not exceed an amount based on the net book value of the generating assets at the time of transfer ("Restructuring Limit"). The net book value of Cinergy's utility subsidiaries' generating assets at December 31, 1999 was approximately $2.9 billion.

         By order dated June 23, 2000 in this file (HCAR No. 27190) ("June 2000 Order"), the Commission authorized Cinergy, from time to time through June 23, 2005 ("Five-Year Period"), to use proceeds of securities issued under the authority granted in that order for an aggregate investment in EWG/FUCO Projects equal to Cinergy's aggregate investment at June 23, 2000 plus $1 billion ("June 2000 Investment Limitation"). Cinergy's aggregate investment at June 23, 2000 was $731 million and accordingly the June 2000 Investment Limitation was $1.731 billion. In the June 2000 Order, the Commission reserved jurisdiction over (1) any increase in Cinergy's aggregate investment in an aggregate amount greater than the June 2000 Investment Limitation and (2) any increase in Cinergy's total capitalization (excluding retained earnings and accumulated other comprehensive income) by an aggregate amount greater than the $5 billion authorized in that order.

         By order dated May 18, 2001 in this file (HCAR No. 27400) ("May 2001 Order" and together with the June 2000 Order, "Prior Orders"), the Commission granted Cinergy increased authority to invest in EWG/FUCO Projects, superseding the June 2000 Investment Limitation. In particular, subject to the terms and conditions specified in the June 2000 Order, the Commission authorized Cinergy over the Five-Year Period to use financing proceeds for additional investments in EWG/FUCO Projects, provided that Cinergy's aggregate investment did not exceed the EWG/FUCO Projects Limit (i.e., a sum equal to 100% of consolidated retained earnings plus $2 billion). Pending completion of the record, the Commission continued to reserve jurisdiction over: (1) any increase in Cinergy's total capitalization (excluding retained earnings and accumulated other comprehensive income) by an aggregate amount greater than $5 billion, and (2) any use of financing proceeds for transactions subject to the Restructuring Limit.

        B. Request for Further Supplemental Order; Continued Reservation of Jurisdiction

         Cinergy now requests that the Commission issue a further supplemental order in this proceeding at the earliest practicable date, with respect to the CG&E restructuring transaction described below.

         Cinergy proposes that the Commission continue to reserve jurisdiction over (1) any increase in Cinergy's total capitalization (excluding retained earnings and accumulated other comprehensive income) by an aggregate amount greater than $5,000,000,000 and (2) any use of proceeds of financings authorized by the Commission for any transaction that would be subject to the Restructuring Limit, with the exception of such CG&E restructuring transaction.

                  1.       CG&E Restructuring Transaction

         Regarding the jurisdiction reserved over any use of financing proceeds for transactions subject to the Restructuring Limit, Cinergy requests a partial release thereof in light of the pending transfer ("CG&E Restructuring Transaction") of the entirety of the electric generating facilities of Cinergy's Ohio utility subsidiary, The Cincinnati Gas & Electric Company ("CG&E"), to its affiliate, Cinergy Power Investments, Inc. ("CPI"), a presently inactive Ohio corporation and a "Restructuring Subsidiary" within the meaning of the Prior Orders.

         Specifically, subject to all applicable terms and conditions specified in the Original Application and the Prior Orders, Cinergy requests that the Commission release jurisdiction over any use by Cinergy of proceeds of financing transactions authorized by the Commission in the Prior Orders, such that, over the Five-Year Period, pursuant to the Restructuring Limit, Cinergy may make an aggregate investment in CPI up to a maximum amount based on the net book value of the CG&E electric generating facilities transferred to CPI. At September 30, 2001, CG&E's electric generating facilities had a net book value of approximately $1,801 million.

         In late October 2001, CPI applied to the Federal Energy Regulatory Commission ("FERC") for EWG status (see EG02-13-000), including as exhibits thereto copies of orders of the Ohio, Indiana and Kentucky public utility commissions, the state commissions having jurisdiction over the retail rates and charges of Cinergy's utility subsidiaries, making the determinations contemplated by Section 32(c) of the Act. (See the exhibits filed herewith.) At the same time, CPI, CG&E and various other Cinergy subsidiaries filed applications with FERC under Sections 203 and 205 of the Federal Power Act seeking approval of the CG&E Restructuring Transaction and related transactions (see, e.g., EC02-15-000 (203 application)). The FERC certified CPI as an EWG by order dated December 21, 2001 (see Exhibit D-1(b)).

         Currently, CPI is a direct, wholly-owned subsidiary of CG&E. Upon receipt of FERC authorization and all other necessary approvals and third-party consents (expected no later than by March 2002), CG&E will contribute to CPI CG&E's electric generating facilities and related plant-specific assets (in each case at net book value) and liabilities (at the principal or face amount thereof, in the case of any liabilities in the form of debt securities). CG&E will then distribute CPI to Cinergy in exchange for shares of CG&E common stock with an equivalent aggregate value held by Cinergy, and Cinergy will thereupon contribute CPI to an intermediate nonutility holding company, Cinergy Wholesale Energy, Inc.1

         As described in the Original Application, the CG&E Restructuring Transaction is being carried out pursuant to Ohio's customer choice and electric industry restructuring statute, which went into effect on January 1, 2001,2 and the order of the Ohio commission dated August 31, 2000 approving CG&E's transition plan settlement. An integral component of that settlement was CG&E's commitment to transfer its electric generating facilities to an EWG affiliate.3

Item 2.  Fees, Commissions and Expenses

         Cinergy estimates total fees and expenses in connection with the preparation and filing of this amendment of not more than $15,000, consisting chiefly of outside counsel fees and expenses.

Item 3.  Applicable Statutory Provisions

         Sections 6(a), 7, 9(a), 10, 12(c), 32 and 33 of the Act and Rules 42 and 53 are or may be applicable to the proposed transactions.

         Cinergy currently does not meet the conditions of rule 53(a). As of September 30, 2001, Cinergy's "aggregate investment," as defined in rule 53(a)(1), in EWGs and FUCOs was approximately $1,320.5 million. This amount is equal to approximately 107% of Cinergy's average "consolidated retained earnings," also as defined in rule 53(a)(1), for the four quarters ended September 30, 2001, of approximately $1,236.8 million, which exceeds the 50% "safe harbor" limitation contained in the rule.

         Under the May 2001 Order, the Commission authorized Cinergy to increase its aggregate investment in EWGs and FUCOs to an amount equal to the sum of (1) 100% of Cinergy's average "consolidated retained earnings" plus (2) $2,000,000,000 (excluding any investments subject to the Restructuring Limit). Therefore, although Cinergy's aggregate investment at September 30, 2001, exceeds the 50% "safe harbor" limitation, it is well within the higher investment level granted by the May 2001 Order.

         With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 1998 Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt. As of September 30, 2001, Cinergy's consolidated capitalization consisted of 37.4% equity and 62.6% debt. These ratios are within acceptable ranges, as further reflected by the fact that at September 30, 2001, Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. Under the terms of the June 2000 Order, Cinergy must maintain a 30% consolidated common equity ratio (subject to certain qualifications), and the proposed transactions will have no adverse impact on Cinergy's ability to meet that requirement.

         With respect to earnings, Cinergy's interests in EWGs and FUCOs have made consistent and significant contributions to Cinergy's consolidated retained earnings, as reflected in the quarterly certificates filed by Cinergy in Docket Nos. 70-9011 and 70-9577. Although Cinergy's consolidated earnings for the year ended December 31, 1997 were negatively affected by Cinergy's 50% ownership interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. In July 1999, Cinergy sold all of its ownership in Midlands, realizing a substantial profit.

         Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of rule 53. With reference to rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.


Item 4.  Regulatory Approval

         The FERC, as well as the Ohio, Indiana and Kentucky public utility commissions, have jurisdiction over the proposed transactions in regard to CPI's status as an EWG. The FERC has certified CPI as an EWG, and each of such state commissions has issued orders in respect thereto.

         Subject to the preceding paragraph, the proposed transactions are not subject to the jurisdiction of any state or federal commission, other than this Commission.

Item 5.  Procedure

         Applicants request that the Commission issue an order as soon as practicable granting and permitting this amended Application-Declaration to become effective.

         Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

         Applicants do not believe any requirement for publication of a notice is applicable to the proposed transactions, given that the proposed transactions are limited to a request for release of jurisdiction.

Item 6.  Exhibits

         D-1(a) EWG Application filed by CPI (FERC Docket No. EG02-13-000)
          (previously filed)

         D-1(b) FERC Order dated December 21, 2001 certifying CPI as an EWG

         D-2    Order of the Indiana Utility Regulatory Commission dated October
          3, 2001 in Cause No. 42072 (previously filed)

         D-3(a) Order of the Kentucky Public Service Commission dated June 1,
           2001 in Case No. 2001-058 (previously filed)

         D-3(b) Order of the Kentucky Public Service Commission dated May 11,
           2001 in Case No. 2001-058 (previously filed)

         D-3   Order of the Public Utilities Commission of Ohio dated August 31,
            2000 in Case Nos. 99-1658-EL-ETP et seq. (previously filed)




                                    SIGNATURE


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this amendment to this application-declaration on Form U-1 to be signed on its behalf by the officer indicated below.

         Dated:  February 15, 2002

                                            CINERGY CORP.

                                            By:  /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Acting Treasurer

                                            CINERGY GLOBAL RESOURCES, INC.

                                            By:  /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Acting Treasurer

                                            CINERGY CAPITAL & TRADING, INC.

                                            By:  /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Acting Treasurer



1 To the extent these transactions are not exempt from Commission jurisdiction pursuant to subsections (c)(B) and (e) of Section 32, authority therefor has been granted in HCAR No. 27393 (May 4, 2001) (adjustments to capitalization of wholly-owned subsidiaries of Cinergy, including via share exchange transactions) and HCAR No. 26984 (March 1, 1999)(creation of intermediate nonutility holding companies).

2 See Ohio Rev. Code Ann.ss.ss.4928.01et seq. (1999).

3 The Ohio commission's order is filed as an exhibit to this amended application.